                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                      INVESTMENT PROPERTIES ASSOCIATES
--------------------------------------------------------------------------------
                              (Name of Issuer)

               Participations in Limited Partnership Interests
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 461430 10 0
--------------------------------------------------------------------------------
                               (CUSIP Number)

                            Joshua J. Mintz, Esq.
                               General Counsel
                John D. and Catherine T. MacArthur Foundation
                    140 South Dearborn Street, Suite 1100
                            Chicago, Illinois  60603
                               (312) 726-8000
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                June 23, 1997
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /___/.

Check the following box if a fee is being paid with this statement /   /.  (A
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                               Page 1 of 9 Pages

CUSIP No. 461430 10 0                   13D                    Page 2 of 9 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           John D. and Catherine T. MacArthur Foundation
           I.R.S. Identification No.  23-7093598


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /__/                                                     (b) /__/


3    SEC USE ONLY


4    SOURCE OF FUNDS
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             /__/
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Illinois


  NUMBER        7    SOLE VOTING POWER
    OF                 87,000
  SHARES        8    SHARED VOTING POWER
BENEFICIALLY             -0-
   OWNED
    BY          9    SOLE DISPOSITIVE POWER
   EACH
 REPORTING             87,000
  PERSON       10   SHARED DISPOSITIVE POWER
   WITH                  -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                       87,000


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        /__/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     10.6%

14   TYPE OF REPORTING PERSON
                 CO

                                                          Page 3 of 9 Pages



                                  SCHEDULE 13D

     This Schedule 13D is being filed with the Securities and Exchange Commission (the "Commission") by the John D. and Catherine T. MacArthur Foundation (the "Foundation") to report the acquisition and ownership of 5% or more of the outstanding securities referred to in Item 1 below received as a dividend in 1984 and not previously reported on a Schedule 13D or Schedule 13G. The securities may or may not be voting securities for purposes of Section 13(d) under the Securities Exchange Act of 1934 (as more fully described in Item 1 below). In light of the Foundation's current intention to dispose of some or all such securities at various times in the upcoming period (as more fully described in Item 4 below), the Foundation has determined to file this
Schedule 13D for informational purposes.

     The number of securities owned by the Foundation and its percentage interest have routinely been reported by the Issuer in its Form 10-Ks.

ITEM 1.  SECURITY AND ISSUER.

     This statement relates to participation interests ("Participation Interests") which are beneficial interests in the sole limited partner of Investment Properties Associates, a New York limited partnership ("the Issuer"). The address of the principal executive offices of the Issuer is 60 East 42nd Street, New York, New York 10165.

     The Limited Partnership Agreement of the Issuer vests the right to control the Issuer in its general partners. However, as stated in Item 12 of the Issuer's Form 10-K, the Limited Partnership Agreement provides for modifications or amendments of the Limited Partnership Agreement to occur upon obtaining the consents or affirmative votes of specified percentages of the general partners, the special limited partners and the Participation Interests, each voting as a class. This Schedule 13D is being filed to the extent that the Participation Interests may be considered as voting securities by virtue of the above-described provisions of the Limited Partnership Agreement.

ITEM 2.  IDENTITY AND BACKGROUND.

     This statement is being filed by the Foundation which is an Illinois not-for-profit corporation incorporated on October 27, 1970 exclusively for charitable, religious, literary, scientific and educational purposes. The address of the principal office of the Foundation is John D. and Catherine T. MacArthur Foundation, 140 South Dearborn Street, Suite 1100, Chicago, Illinois 60603. The Foundation is an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986 (the "Code") and is classified as a private foundation under Section 509(a) of the Code.

     Bankers Life & Casualty Company ("Bankers") or one of its many subsidiaries acquired an aggregate 87,000 Participation Interests in two separate transactions: 48,000 Participation Interests in January, 1970 and 39,000 Participation Interests in March, 1971. All of the common stock of

                                                        Page 4 of 9 Pages


Bankers was initially owned by John D. MacArthur and later a grantor trust that he formed. Mr. MacArthur died on January 6, 1978. On December 1, 1978, 100% of the stock of Bankers was transferred by his grantor trust to the Foundation.

     On October 30, 1984, the Foundation sold 100% of the stock of Bankers to I.C.H. Corporation. Immediately before the closing of such sale Bankers made an extraordinary dividend of various properties and assets to the Foundation, including the 87,000 Participation Interests. The Foundation has held these Participation Interests since that time.

     To the best of the Foundation's knowledge, neither Bankers nor the Foundation has previously filed a Schedule 13D or 13G with respect to the Participation Interests and this Schedule 13D shall not be deemed an admission that any such previous filing was required.

     The name, residence or business address, present principal occupation or employment (and the name, principal business and address of any other organization in which such employment is conducted) and the citizenship of each of the executive officers and directors of the Foundation, are set forth in Schedule A attached hereto.

     During the last five years, neither the Foundation nor, to the best knowledge of the Foundation, any of the executive officers or directors of the Foundation, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The transfer by Bankers of the Participation Interests to the Foundation on or about October 30, 1984 was a portion of an extraordinary dividend to the Foundation and thus did not involve payment of consideration by the Foundation.

ITEM 4.  PURPOSE OF TRANSACTION.

     As contemplated in paragraph (a) of Item 4 of Schedule 13D, the Foundation has decided to commence sales in the market of its Participation Interests and dispose of all or some portion of its Participation Interests over a period of time. Such dispositions of its Participation Interests will likely occur in multiple transactions. Other than the foregoing, the Foundation does not have any specific plans or proposals that relate to or would result in any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

     To the best knowledge of the Foundation, none of the executive officers or directors of the Foundation has any specific plans or proposals that relate to or would result in any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

                                                        Page 5 of 9 Pages




ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date hereof, the Foundation beneficially owns 87,000 Participation Interests, which represents approximately 10.6% of the outstanding Participation Interests. This percentage is based upon an aggregate of 820,000 Participation Interests being issued and outstanding according to the Form 10-K filed by the Issuer with the Commission on April 16, 1997 for the calendar year ending December 31, 1996 and the Form 10-Q filed by the Issuer with the Commission on June 17, 1997 for the quarter ending March 31, 1997.

     To the best knowledge of the Foundation, none of the executive officers or directors of the Foundation owns any Participation Interests.

     (b) The Foundation has the sole power to vote and dispose of all of the Participation Interests which it owns.

     (c) The Foundation has not effected during the past 60 days any transaction in any Participation Interests. To the best knowledge of the Foundation, no executive officer or director of the Foundation has effected any transaction in Participation Interests during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Foundation, its executive officers or directors or, to the best knowledge of the Foundation, between such persons and any other persons with respect to securities of the Issuer of a nature required to be disclosed by Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         There are no exhibits to this Schedule 13D.




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                                                        Page 6 of 9 Pages



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        JOHN D. AND CATHERINE T. MACARTHUR
                                        FOUNDATION

June 23, 1997

                                        By: /s/ Lawrence L. Landry
                                            ---------------------------------
                                                Lawrence L. Landry

                                        Its: Vice-President/Chief Financial
                                             Officer








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                                                            Page 7 of 9 Pages



                                   SCHEDULE A
                        EXECUTIVE OFFICERS AND DIRECTORS
                OF JOHN D. AND CATHERINE T. MACARTHUR FOUNDATION

     Set forth below are the name, residence or business address, present principal occupation or employment, and the name, principal business and address of any other organization in which such employment is conducted, of each executive officer and director of the Foundation. Each person listed below is a citizen of the United States.

Name and Residence                Principal Occupation or Employment
------------------                ----------------------------------
John E. Corbally, Ph.D.           John D. and Catherine T. MacArthur Foundation
1507 151st Place, S.E.            Retired President
Mill Creek, Washington  98012

Drew Saunder Days, III            Yale Law School(2)
149 East Rock Road                Alfred M. Rankin Professor of Law
New Haven, Connecticut  06511

William H. Foege, M.D.            Emory University(3)
2191 El Dorado Drive, N.E.        Rollins School of Public Health
Atlanta, Georgia  30345           Department of International Health
                                  Professor

James M. Furman                   John D. and Catherine T. MacArthur Foundation
8100 East Camelback Road, No. 87  Retired Executive Vice President
Scottsdale, Arizona  85251

Murray Gell-Mann, Ph.D.           Santa Fe Institute(4)
1001 Camino Pinones               Science Board Professor and Co-Chairman
Santa Fe, New Mexico  87505

Alan M. Hallene                   Montgomery Elevator International
1903 Glenwood Drive               Retired President and Director
Moline, Illinois  61265

Paul Harvey                       ABC Radio(5)
1035 Park Avenue                  News Commentator
River Forest, Illinois  60305

John P. Holdren, Ph.D.            Harvard University(6)
11 Old Colony Place               John F. Kennedy School of Government
Falmouth, Massachusetts  02540    Teresa and John Heinz Professor of
                                  Environmental Policy
                                  Director of Program in Science, Technology and
                                  Public Affairs

Shirley Mount Hufstedler, Esq.    Morrison & Foerster(7)
720 West Inverness Drive          Senior Counsel
Flintridge, California  91011

                                                        Page 8 of 9 Pages


                                   SCHEDULE A
                                    CONTINUED

                        EXECUTIVE OFFICERS AND DIRECTORS
                OF JOHN D. AND CATHERINE T. MACARTHUR FOUNDATION

Lawrence L. Landry                John D. and Catherine T. MacArthur Foundation(1)
1962 Portage Landing North        Vice President and Chief Financial Officer
North Palm Beach, Florida  33408

Sara Lawrence-Lightfoot, Ph.D.    Harvard University(8)
18 Rutland Square                 Graduate School of Education
Boston, Massachusetts  02118      Professor of Education

Paul E. Lingenfelter              John D. and Catherine T. MacArthur Foundation(1)
1120 Wisconsin Avenue             Vice President for Human and Community
Oak Park, Illinois  60304         Development

William E. Lowry                  John D. and Catherine T. MacArthur Foundation(1)
1023A West Vernon Park Place      Vice President for Human Resources and
Chicago, Illinois  60607          Administration

Margaret E. Mahoney               MEM Associates, Inc.(9)
65 East 76th Street               President
New York, New York  10021

Elizabeth J. McCormack            Rockefeller Family & Associates(10)
870 United Nations Plaza          Associate
New York, New York  10017

Joshua J. Mintz, Esq.             John D. and Catherine T. MacArthur Foundation(1)
5531 North Lakewood Avenue        General Counsel
Chicago, Illinois  60640

Victor Rabinowitch                John D. and Catherine T. MacArthur Foundation(1)
1212 North Lake Shore Drive       Senior Vice President
Apartment No. 10A-S
Chicago, Illinois  60610

George A. Ranney, Jr., Esq.       Inland Steel Company(11)
18202 West Casey Road             General Counsel
Grayslake, Illinois  60030

Rebecca R. Riley                  John D. and Catherine T. MacArthur Foundation(1)
399 Fullerton Parkway             Vice President for Civic Affairs
No. 2-E
Chicago, Illinois  60614

Adele Simmons                     John D. and Catherine T. MacArthur Foundation(1)
643 West Arlington Place          President
Chicago, Illinois  60614


                                                        Page 9 of 9 Pages


                                  SCHEDULE A
                                  CONTINUED

                       EXECUTIVE OFFICERS AND DIRECTORS
               OF JOHN D. AND CATHERINE T. MACARTHUR FOUNDATION

Thomas C. Theobald             William Blair Capital Partners(12)
2430 Lakeview Avenue           Investor and Partner
Chicago, Illinois  60614

Laura D'Andrea Tyson, Ph.D.    University of California(13)
2015 Los Angeles Avenue        Professor of Economics
Berkeley, CA  94707

Woodward A. Wickham            John D. and Catherine T. MacArthur Foundation (1)
2400 North Lake View Avenue    Vice President for Public Affairs
Apartment No. 3002
Chicago, Illinois  60614



(1) Executive officers of the Foundation whose business address is 140 South Dearborn Street, Suite 1100, Chicago, Illinois 60603.
(2) The address of Yale Law School is Box 208215, 127 Wall Street, Room 331, New Haven, Connecticut 06520-8215.
(3) The address of Emory University, Rollins School of Public Health is 1518 Clifton Road, 7th Floor, Atlanta, Georgia 30322.
(4) The address of Santa Fe Institute is 1399 Hyde Park Road, Santa Fe,
New Mexico 87501.
(5) The address of ABC Radio is 333 North Michigan Avenue, Suite 1600, Chicago, Illinois 60601.
(6) The address of Harvard University, John F. Kennedy School of Government is 79 JFK Street, Cambridge, Massachusetts 02138.
(7) The address of Morrison & Foerster is 555 West 5th Street, Suite 3500, Los Angeles, California 90013-1024.
(8) The address of Harvard University, Graduate School of Education is Room 463, Gutman Library, Appian Way, Cambridge, Massachusetts 02138.
(9) The address of MEM Associates, Inc. is 521 5th Avenue, Suite 2010, New York, New York 10175.
(10) The address of Rockefeller Family & Associates is 30 Rockefeller Plaza, New York, New York 10012.
(11) The address of Inland Steel Company is 30 West Monroe, 19th Floor, Chicago, Illinois 60603.
(12) The address of William Blair Capital Partners is 222 West Adams,
Suite 3300, Chicago, Illinois  60606.
(13) The address of the University of California is Haas School of Business, S545, Berkeley, California 94720-1900.